

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Pan American Lithium Corp.
c/o Clark Wilson LLP
800-885 West Georgia Street
Vancouver, BC V6C 3H1

Re: Pan American Lithium Corp.
Amendment No. 1 to Registration Statement on Form F-1
File No. 167277
Filed July 8, 2010

Dear Mr. Brodkey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

3.   We note that you are registering common stock underlying options and warrants. Please describe clearly throughout the filing, including the cover page, the date the options and warrants were issued. In addition, identify the parties that will be selling the common stock underlying the options and warrants.

4.   Identify in an appropriate place the holder or holders of the stock options for which the underlying common stock is sought to be registered in this registration statement; describe the transaction or transactions in which such stock options were issued by the you; and include a discussion of the exemption from registration relied upon in the initial issuance of the stock options.

5.   It appears that all or nearly all of your issued and outstanding shares of common stock are being offered for sale pursuant to this registration statement. As such, it appears that this offering is being made as an offering "by or on behalf" of you as a primary offering and not as a secondary offering; the selling shareholders should be identified as underwriters for purposes of this offering; and compliance with the requirements for primary offerings under Rule 415 should be analyzed.

6.   It is unclear from the fee calculation the amount of each security being registered for sale hereby or the method in which the fees were determined. Please revise in accordance with Item 501 of Regulation S-K.

7.   We note your reference to your "initial public offering" throughout the filing. Please revise to clarify that the initial public offering to which you are referring was your initial public offering in Canada and that this registration statement is your initial public offering in the United States.

8.   We note that at February 28, 2009 and February 28, 2010 you had 5,231,000 and 32,234,362 shares of common stock outstanding, respectively. Please address the effect on investors of issuing 27,003,362 shares of your common stock, 21,503,362 of which were not issued in your Canadian Initial Public Offering. Further, address the risk a similar issuance of common stock would have on your investors in the future.

9.   In that regard, we note your statement that you "[plan] additional equity fundraising to carry out [your] exploration plans and operations through [your] next operating period." Please address any planned additional equity fundraising and the anticipated number of shares and amount of proceeds necessary to complete your exploration plans and operations through your next operating period.

Our Company, page 5

10.   Describe what is meant by use of the term "junior mineral exploration company."

Cautionary Note Regarding Forward-Looking Statements, page 11

11.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Market for Common Equity and Related Stockholder Matters, page 12

12.   We note that your common stock is listed on the TSX Venture Exchange under the symbol "PL." Please include disclosure regarding the listing of your common stock on the TSX Venture Exchange and any application for admission to any exchange and/or regulated market is being or will be sought. See Item 9.C of Form 20-F.

Description of Business and Property, page 12

13.   Please revise your filing to remove unnecessarily duplicative disclosure. For example, we note that the disclosure in this section is duplicative of disclosure on page 14.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

14.   Please provide tabular disclosure of your contractual obligations to comply with Item 5.F. of Form 20-F.

Selected Annual Information, page 17

15.   We note that you provide selected historical financial data for your three most recent financial years. Please provide historical financial data as at February 28, 2007 and for the period from inception to February 28, 2007 to comply with Item 3.A of Form 20-F.

16.   We see that your selected historical financial information is presented under Canadian GAAP.   Please provide reconciliations of the data to U.S. GAAP for the years presented to comply with the Instructions to Item 3.A.2 of Form 20-F.

17.   We note that the amounts reported in your financial statements are reported in Canadian dollars. Please provide the required disclosures related to the exchange rate between the Canadian and the U.S. dollar to comply with Item 3.A.3 of Form 20-F.

Transactions with Related Parties, page 20

18.   Please include all transactions with related parties for your preceding three financial years up to the date of your filing pursuant to Item 7.B of Form 20-F. In the alternative, please confirm that the disclosure provided includes all related party transactions for your preceding three fiscal years.

19.   We note that your option grants and rolling stock option plan are contingent on "Exchange" approval. Please identify the exchange to which you are referring and the process for seeking exchange approval.

Our Management, page 23

20.   Please include your board practices pursuant to Item 6.C of Form 20-F.

Executive Compensation, page 24.

21.   We note that each of your directors and executive officers received option awards during your last full financial year but your Summary Compensation Table indicates that they received none. Please revise to include the title, amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options pursuant to Item 6.B of Form 20-F.

22.   We note the inclusion of two asterisks indicating a note to the All Other Compensation column of your Summary Compensation Table, but the table lacks any notes. Please revise to clarify the All Other Compensation column of your Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 25

23.   Please update your Security Ownership of Certain Beneficial Owners and Management table as of the most recent practicable date. In this regard, we note that the table is as of April 1, 2010, but your Description of Capital Stock table on page 26 lists the number of your shares outstanding as of June 29, 2010.

24.   Please ensure that your Security Ownership of Certain Beneficial Owners and Management table includes all shareholders that are beneficial owners of 5% or more of your common stock. In particular, we note you Selling Stockholders table includes shareholders that currently beneficially own greater than 5% of your common stock.

Selling Stockholders, page 27

25.   Revise the tabular information as follows: (i) for each entity listed as holder, provide a footnote identifying the beneficial owners of such entities; (ii) provide the percentage

ownership of each selling stockholder both before and after the offering; and (iii) provide totals for each column of the table.

26. Please ensure that your Selling Stockholder table clearly reflects each selling shareholders' beneficial ownership of your common stock. For example, we note that Mr. Frances Budnik beneficially owns 84,0000 shares of your common stock.

27. We note that the number of shares of common stock being offered listed on your Selling Stockholder table is 25,186,711, which exceeds the number of shares you are registering in the offering by 486,960 shares. Please revise.

28. Disclose the total number of issued and outstanding shares of each class of your securities.

Plan of Distribution, page 29

29. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
   Please revise as appropriate.

Financial Statements for the fiscal years ended February 28, 2009 and 2008

Auditors' Report for Etna Resources Inc., page F-2

30. We note that the report issued by your auditors covering the fiscal years ended February 28, 2009 and 2008 does not state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please obtain from your auditors, a revised report that complies with Audit Standard No. 1. Please refer to SEC Release No. 34-49707 for further guidance.

Financial Statements for the fiscal years ended February 28, 2010 and 2009

Note 5 – Mineral Properties, page F-26

31. Your tabular disclosures of capitalized costs related to your Aspen Grove Property indicate a zero beginning balance for the 2009 fiscal year. We note that this zero balance is not consistent with the figures presented in your balance sheet as of February 29, 2008

at page F-3, which indicate capitalized costs of $138,915. Please explain this inconsistency or revise your disclosures accordingly.

32.   We note your disclosures indicate that you wrote off $393,689 in capitalized costs related to the Aspen Grove Property during the fiscal year ended February 28, 2010. We understand that this write off was a result of a termination agreement you entered into subsequent to the balance sheet date. Please address the following points:

- Tell us how your inclusion of the write off in fiscal year ended February 28, 2010 complies with FASB ASC paragraph 855-10-25-1.

- Quantify the impact of this subsequent event on your U.S. GAAP results, providing the location of any adjustment you have included in your reconciliation of Canadian GAAP to U.S.GAAP at Note 13 for this event.

Note 5 – Mineral Properties, page F-27

33.   We note that on December 4, 2009, you acquired a 99% interest in South American Lithium Company S.A. Cerrada. ("Salico"), including various interests in oil and gas properties in Chile, by issuing 10,494,000 shares of your common stock, which you valued at $3,148,200. Please address the following points regarding this transaction:

- Given the apparent significance of this acquisition, and the general view concerning acquisitions of entities expressed in Rule 11-01(d) of Regulation S-X, tell us how you concluded that you were not required to include financial statements of this entity to comply with Rule 3-05 of Regulation S-X, if that is your view.

- Please quantify the amount of transaction costs you have capitalized related to this acquisition and tell us whether you have included these costs as reconciling items in determining your U.S. GAAP results.

- Please explain why you have not adjusted your U.S. GAAP results to account for the remaining non-controlling interest in Salico to comply with FASB ASC paragraph 810-10-65-1.

Note 13 – Differences between Canadian and United States Generally Accepted Accounting Principles, page F-37

34.   We note that your reconciliation from Canadian GAAP to U.S. GAAP includes a reconciling item labeled "Mineral properties written off" in the amount of $3,578,552, the same value you attribute to acquisition costs of the Salar Lithium Properties. . Your disclosures at page F-37 indicate that you have recorded full impairment of these properties in determining your U.S. GAAP results as you have not established proven and probable reserves.. Although the establishment of proven and probable reserves should be considered in determining whether impairment is present, the testing of recoverability

and measurement of impairment loss is based on all available evidence. Please describe the other factors and information you considered in determining that there is no value associated with these properties and how your measurement of the full impairment loss complies with FASB ASC paragraphs 360-10-35-17 and 360-10-35-30.

Recent Sale of Unregistered Securities, page II-1

35.   Please provide the disclosure required pursuant to Item 701 of Regulation S-K within the past three years. For example, we note the increase in the number of shares outstanding of 2,840,000 and 430,000 shares of common stock from February 28, 2007 to February 29, 2008 and from February 29, 2008 to February 28, 2009, respectively.

36.   In particular, please include disclosure pursuant to Item 701(c) of Regulation S-K.

Exhibits, page II-1

37.   We note the current exhibit table indicates that all of your exhibits have been filed with the registration statement filed July 8, 2010. Please revise.

Undertakings, page II-2

38.   We note that the undertaking listed as number (4) still references small business issuers. Please update your undertakings to provide the current undertaking provided in Item 512(a)(4) of Regulation S-K.

Signatures, page II-3

39.   Please revise so that your Signatures section matches what has been prescribed in Form F-1. In particular, we note that the statement that "the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form F-1" was not included.

Engineering Comments

General

40.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

>   Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally

extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Forms F 1 which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Chilean Salars – Atacama Region Iii, Chile, Page 15

41. Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

42. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

43.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

44.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

45.   Provide a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

46.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

47.   We note you are subject to permitting requirements in Chile and Mexico. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

48.   Mineral resources must have reasonable prospects for economic extraction. This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Please disclose the cutoff grade you used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Alternatively, if the resource estimates are not based on economic cutoffs, please remove the estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476, or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Harold P. Gewerter
        (702) 382-1714